UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELTA APPAREL, INC.

(Name of Issuer)

Shares of Common Stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103		13G

1.	Names of Reporting Persons Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 603,334 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 603,334 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,334 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 247368103		13G

1.	Names of Reporting Persons Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 603,334 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 603,334 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,334 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 247368103		13G

1.	Names of Reporting Persons Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 333,774 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 333,774 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,774 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103		13G

1.	Names of Reporting Persons MGPLA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,970 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 130,970 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,970 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103		13G

1.	Names of Reporting Persons PVF-ST, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 138,590 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 138,590 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,590 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer: Delta Apparel, Inc. (the “Issuer”).
	(b)	Address of the Issuer’s Principal Executive Offices: 322 South Main Street, Greenville, SC 29601.

Item 2.
(a)

Name of Person Filing:
This joint statement on Schedule 13G is being filed by Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership, MGPLA, L.P. and PVF-ST, LP, who are collectively referred to as the “Reporting Persons.”  Mr. Tannenbaum is the President of Greenwood Investments, Inc. (the “General Partner”), which is the sole general partner of each of Greenwood Capital Limited Partnership (“Capital”) and MGPLA, L.P. (“MGPLA”) and the manager of PVF-ST, LP (“PVF-ST”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

	(b)	Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 200 Clarendon Street, 25th Floor, Boston, MA 02116.
(c)

Citizenship:
The General Partner is a Delaware corporation.  Capital is a Massachusetts limited partnership.  Each of MGPLA and PVF-ST is a Delaware limited partnership.  Mr. Tannenbaum is a U.S. citizen.

	(d)	Title and Class of Securities: Shares of Common Stock, $0.01 par value (“Common Stock”).
	(e)	CUSIP Number: 247368103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.

Item 4.	Ownership:

As of December 31, 2013 the Reporting Persons, in the aggregate, beneficially own 603,334 shares of Common Stock of the Issuer, representing approximately 7.7% of such class of securities.  The beneficial ownership of each Reporting Person is as follows: (i) Capital beneficially owns 333,774 shares of Common Stock representing approximately 4.2% of the class; (ii) MGPLA beneficially owns 130,970 shares of Common Stock representing approximately 1.7% of the class; (iii) PVF-ST beneficially owns 138,590 shares of Common Stock representing approximately 1.8% and (iv) the General Partner, as the sole general partner of each of Capital and MGPLA and as the manager of PVF-ST, and Mr. Tannenbaum, as the president of the General Partner, each beneficially own 603,334 shares of Common Stock of the Issuer representing approximately 7.7% of the class.  The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 7,901,848 shares of Common Stock of the Issuer outstanding as of January 24, 2014 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended December 28, 2013.

Each of Capital, MGPLA and PVF-ST has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). The General Partner, as the sole general partner of each of Capital and MGPLA and as the manager of PVF-ST, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.  Mr. Tannenbaum, by virtue of his position as president of the General Partner, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.

Item 8.	Identification and Classification of Members of the Group:
N/A.

Item 9.	Notice of Dissolution of Group:
N/A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2014
STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

	By:	Greenwood Investments, Inc.,
General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

PVF-ST, LP

	By:	Greenwood Investments, Inc.,
Manager

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MGPLA, L.P.

	By:	Greenwood Investments, Inc.,
General Partner

	By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 10, 2014, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Delta Apparel, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc.,
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

PVF-ST, LP

By:	Greenwood Investments, Inc.,
Manager

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

MGPLA, L.P.

By:	Greenwood Investments, Inc.,
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President